UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Amendment No. 1
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January 2008

Golar LNG Limited
(Translation of registrant’s name into English)

Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F [X]     Form 40-F [  ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [  ]         No   [X]

If “Yes”is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Item 1. INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 is a copy of the amended press release of Golar LNG Limited (the “Company”) dated August 22, 2007 that was submitted on Form 6-K on January 4, 2008.  This report on Form 6-K has been amended to include the Company’s income statement, balance sheet and statement of cash flows of the second quarter of 2007 which were inadvertently omitted from the original submission of the press release on Form 6-K on January 4, 2008.

Exhibit   99.1

SECOND QUARTER INTERIM REPORT

April - June 2007

Highlights

•	Golar LNG reports its highest ever quarterly net income for the third quarter in a row
•	Sale of Korea Line investment gives rise to $73.5 million gain
•	Improvement in utilization of Golar’s spot vessels
•	A gain this quarter of $6.6 million in respect of the Company’s equity swap
•	Golar announces a cash dividend of $0.50 per share

Results

Golar LNG reports net income of $89.6 million for the three months ended June 30, 2007 (the “second quarter”), as compared to $53.3 million for the three months ended March 31, 2007 (the “first quarter”). This significant improvement is mainly attributable to the gain arising as a result of the sale of the Company’s investment in Korea line, which resulted in a book gain of $73.5 million. Operating income for the second quarter of $18.8 million was down on the first quarter’s $58.6 million but after adjusting for the gain on sale of a newbuilding of $41.1 million booked in the first quarter there is an underlying increase in the second quarter of $1.3 million.

Operating revenues have increased to $57.1 million in the second quarter as compared to $53.7 million for the first quarter and have benefited from improved levels of utilization of the Company’s spot vessels. Revenues have been negatively affected in both quarters by the drydocking of vessels. The drydocking of the Gimi in the second quarter straddled the quarter end and stretched into the third quarter by approximately 15 days. Average daily time charter equivalents (TCE’s) for the fleet were $50,936 for the second quarter as compared to $48,416 for the first quarter of 2007 and $49,700 for the second quarter of 2006.

Vessel operating expenses at $13.4 million for the second quarter were in line with the first quarter. Administrative expenses were $5.2 million, an increase of $1.4 million on the first quarter of 2007. The increase is mainly due to an increase in the charge in respect of share options as a result of an improvement in the Company’s share price.

An impairment charge of $2.3 million has been booked this quarter, which relates to parts ordered for the Company’s original speculative FSRU conversion project that will not now be required for the conversion of the Golar Spirit (or the Golar Winter) for the Petrobras contract. These parts could potentially be used in alternative projects or sold to a third party but given the specialised nature of the assets these alternative uses may not recover the full cost to the Company.  The charge has been made based on management’s best estimate of the likely recoverable amount for these parts, the total cost of which, after this impairment charge, is $17 million.
Net interest expense for the second quarter was $14.5 million, slightly down from $15.2 million for the first quarter of 2007.

Other financial items were a gain in the second quarter of $15.4 million as compared to a loss of $2.0 million for the first quarter. This is primarily due to a book gain on interest rate swap valuations in the second quarter of $8.4 million and a gain of $6.6 million arising as a result of the termination of the Company’s equity swap. The interest rate swap gains arose as a result of rising long-term interest rates during the quarter, however that movement has now largely been reversed.

As noted above and previously announced the company sold its shares in Korea Line during the second quarter. The net proceeds from this sale amounted to $173.4 million, which after deducting the book value of $99.9 million gives rise to a gain on sale of $73.5 million. This investment originally cost the Company $34 million in 2004 and therefore represents a significant return on investment.

Earnings per share for the second quarter were $1.37 as compared to $0.81 for the first quarter and are therefore $2.18 for the six months to June 30, 2007.

The Board has declared three dividends in 2007 totalling $1.75 per share based on the results for 2006, the sale of one newbuilding and the sale of the Korea Line investment. As previously communicated the Board expects to pay regular dividends moving forward but these will be dependent upon results. The Board has declared a dividend this quarter of $0.50 per share; part of this dividend is a final distribution in respect of the Korea Line share sale and so should not been seen as an indicative level of quarterly dividends for the future. The record date for the dividend is September 3, 2007, ex dividend date is August 30, 2007 and the dividend will be paid on or about September 18, 2007.

Corporate and Other Matters

Following the award of the two 10 year FSRU charters by Petrobras, reported last quarter, project engineering and development work has progressed significantly. The project teams within Golar and Moss Maritime, who Golar have contracted to work on both vessels, have now fully mobilised the resources needed to finalise the design and engineering for the conversion of Golar Spirit and Golar Winter into FSRU’s for employment by Petrobras. Arrangements are also being finalised with the shipyards and suppliers to ensure on time delivery of both the FSRU’s.  The full suite of contractual agreements relating to the 2 FSRU’s have been finalised during the quarter and are scheduled for formal signing shortly.

The Livorno project continues to make steady progress toward the final investment decision (FID), which is now targeted for October 2007. Saipem continues work on the vessel conversion on a limited notice to proceed (LNTP) basis as reported last quarter.  A team of Saipem engineers have sailed on Golar Frost in order to complete a detailed inspection of the vessel’s existing equipment as part of the detailed design of the conversion work scope. During the quarter, the shareholders of OLT Offshore LNG Toscana SpA, the operating company behind the regasification terminal, agreed to a capital increase to fund the project until FID.  Endesa and Iride, as the main offtakers of the terminal, have fully committed to funding the capital increase and will be responsible for the development of the project until FID.  The shareholdings have now become Endesa 30.46%, Iride 27.15%, OLT-E 23.74%, Golar 16.38% and ASA 2.27%.

The Cyprus Floating Power Generating Plant (FPGP) project continues to make steady but slow progress.  The license to import, store and use the liquefied natural gas (LNG) required to fuel the FPGP is still pending. The regulatory authorities have announced that Golar’s application is complete and is currently under review, however the delay appears to be linked to the government’s overall LNG strategy. It has been announced that there will be a tender launched by the Cyprus government later this year requesting bids for the supply of LNG into Cyprus.  Golar is now considering a modification to the FPGP project scope in order to enable the supply of regasifiedLNG as well as power from the unit.  This combined power and gas solution has strong economic and timing benefits.

Golar continues to progress several other FSRU projects and sees this as a major area of business expansion. Most of these projects could utilize the Company’s older vessels currently on charter to BG and which are likely to be redelivered by BG at the end of each charter’s initial term during the period from 2008 to 2011, which fits well with the anticipated project portfolio.

The Company recently refinanced an existing loan facility in respect of the Gracilis with a new $120 million facility which has improved terms and which provided a small amount of additional financing.

Market

From a depressed first quarter impacted by ships used in the later part of 2006 for floating storage all being released back onto the market in the Far East at about the same time, the second quarter has seen a steady increase in employment opportunities accompanied by a modest increase in charter rates. In July a reported accident in Japan at one of TEPCO’s nuclear power plants has noticeably tightened the market with cargoes originally intended for the Atlantic Basin markets now being diverted to Japan and other Far East markets to help make up the additional demand for fuel caused by the outage of the nuclear power station.

It currently looks unlikely that the forward gas market conditions needed to support floating storage plays, similar to those experienced during the second half of 2006, will repeat themselves in the second half of 2007. However the forward market for gas is being watched closely by several market participants with the appetite to repeat last years experience if the fundamentals become supportive.

The development in the charter market in the coming months will be strongly influenced by the demand for long haul cargoes into Japan to fill the gap created by the nuclear power station outage. Some reports suggest that this increased appetite for LNG in Japan could persist for the next 12 months. At the moment this additional demand from Japan has driven spot market TC rates up above $70k per day while rates for one-year employment are around $65k per day.

Liquefaction projects scheduled for start up during the next 6 months include Snohvit and Nigeria LNG Train 6 and Qatar Gas 2. Whilst these new sources of LNG production have arranged dedicated shipping capacity the significant increase in LNG output should further improve liquidity in the short term LNG trading and chartering businesses.

Outlook

The Board believes that the award of the Petrobras contracts represents a significant milestone in the development of the Company and its project portfolio, which fully covers LNG mid-stream activity - liquefaction, shipping, trading and regasification. It demonstrates the Company’s ability to successfully develop these projects, provides a clear demonstration of their potential value and also provides evidence of the growing market for floating solutions.
The previously announced study on how to optimise the value of the Company’s LNG logistic investments and projects continued during the quarter. The study carefully considered two restructuring options. The first option considered separation of traditional LNG shipping activities from project development activities. The second option considered separation of long-term charters (regardless of asset type) from short-term LNG Carrier chartering and project development activities. Whilst both restructuring options offered benefits and could be developed over time the Company has decided to initially pursue option 2. The Company has therefore been reviewing alternative structures, including master limited partnerships (MLPs), with the objective of enhancing shareholder value and providing investors with a choice of risk profiles.

The Board anticipates that earnings in the third quarter of 2007 from the Company’s spot vessels may show some improvement on the second quarter, this will however be offset by the Spirit being withdrawn from service in readiness for the FSRU conversion work. Due to existing time charters, time delays and offhire TCE results will be lower than the current spot market rates. The Company will also not be equity accounting for Korea Lines results following the sale of this investment.

The Board is pleased with the recent development of the Company and is optimistic about future the development of the Company’s various maturing business opportunities and the possibilities to increase long-term returns to shareholders.

Forward Looking Statements

This press release contains forward looking statements. These statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including examination of historical operating trends made by the management of Golar LNG. Although Golar LNG believes that these assumptions were reasonable when made, because assumptions are inherently subject to significant uncertainties and contingencies, which are difficult or impossible to predict and are beyond its control, Golar LNG cannot give assurance that it will achieve or accomplish these expectations, beliefs or intentions.

Included among the factors that, in the Company's view, could cause actual results to differ materially from the forward looking statements contained in this press release are the following: inability of the Company to obtain financing for the new building vessels at all or on favourable terms; changes in demand; a material decline or prolonged weakness in rates for LNG carriers; political events affecting production in areas in which natural gas is produced and demand for natural gas in areas to which our vessels deliver; changes in demand for natural gas generally or in particular regions; changes in the financial stability of our major customers; adoption of new rules and regulations applicable to LNG carriers and FSRU’s; actions taken by regulatory authorities that may prohibit the access of LNG carriers or FSRU’s to various ports; our inability to achieve successful utilisation of our expanded fleet and inability to expand beyond the carriage of LNG; our ability to complete on our restructuring plans; increases in costs including: crew wages, insurance, provisions, repairs and maintenance; changes in general domestic and international political conditions; changes in applicable maintenance or regulatory standards that could affect our anticipated dry-docking or maintenance and repair costs; our ability to timely complete our FSRU conversions; failure of shipyards to comply with delivery schedules on a timely basis and other factors listed from time to time in registration statements and reports that we have filed with or furnished to the Securities and Exchange Commission, including our Registration Statement on Form 20-F and subsequent announcements and reports.

Nothing contained in this press release shall constitute an offer of any securities for sale.

August 22, 2007
The Board of Directors
Golar LNG Limited
Hamilton, Bermuda

Questions should be directed to:

Golar Management (UK) Ltd - +44 207 517 8600:
Gary Smith: Chief Executive Officer
Charlie Peile: Executive Vice President, Head of Commercial
Graham Robjohns: Chief Financial Officer

          GOLAR LNG LIMITED SECOND QUARTER 2007 REPORT (UNAUDITED)

INCOME STATEMENT (in thousands of $)	2007 Apr – June unaudited	2006 Apr – June unaudited	2007 Jan- June unaudited	2006 Jan- June unaudited	2006 Jan – Dec audited

Operating revenues	57,128	53,682	110,862	111,022	239,697
Gain on sale of new building	-	-	41,088	-	-
Vessel operating expenses	13,359	9,972	26,828	20,363	44,490
Voyage expenses	2,861	3,918	6,719	6,692	9,582
Administrative expenses	5,188	3,805	9,009	6,119	13,657
Depreciation and amortisation	14,615	13,669	29,729	26,990	56,822
Impairment of long-lived assets	2,345	-	2,345	-	-
Total operating expenses	38,368	31,364	74,630	60,164	124,551
Operating income	18,760	22,318	77,320	50,858	115,146
Interest income	14,073	9,941	25,792	19,054	40,706
Interest expense	(28,528)	(24,016)	(55,448)	(46,961)	(101,298)
Other financial items	15,400	11,732	13,406	21,650	8,436
Income before taxes and minority interest	19,705	19,975	61,070	44,601	62,990
Minority interest	(2,168)	(2,501)	(3,928)	(4,551)	(7,049)
Taxes	(382)	(215)	(413)	(406)	(1,257)
Equity in net earnings of investee	72,411	84	86,146	5,644	16,989
Net income	89,566	17,343	142,875	45,288	71,673

Basic earnings per share ($)	$1.37	$0.26	$2.18	$0.69	$1.09

BALANCE SHEET (in thousands of $)	2007 June 30 unaudited	2006 June 30 unaudited	2006 Dec 31 audited
ASSETS
Short term
Cash and cash equivalents	219,625	65,532	56,616
Restricted cash and short-term investments	52,262	47,546	52,287
Other current assets	25,415	20,427	22,651
Amounts due from related parties	731	2,271	778
Long term
Restricted cash	792,026	729,807	778,220
Equity in net assets of non-consolidated associate	12,411	78,941	97,255
Newbuildings		32,381	49,713
Vessels and equipment, net	1,449,087	1,487,495	1,465,825
Other long term assets	53,398	41,103	42,844
Total assets	2,604,955	2,505,503	2,566,189

LIABILITIES AND STOCKHOLDERS’ EQUITY
Short term
Current portion of long-term debt	72,158	73,048	72,587
Current portion of capital lease obligations	5,445	4,962	5,269
Other current liabilities	46,453	43,563	50,248
Amounts due to related parties	302	71	253
Long term
Long term debt	767,447	839,606	803,771
Long term capital lease obligations	1,029,101	947,949	1,009,765
Other long term liabilities	84,763	83,703	84,816
Minority interest	36,364	32,138	32,436
Stockholders’ equity	562,922	480,463	507,044
Total liabilities and stockholders’ equity	2,604,955	2,505,503	2,566,189

STATEMENT OF CASH FLOWS (in thousands of $)	2007 Apr – June unaudited	2006 Apr – June unaudited	2007 Jan – June unaudited	2006 Jan – June unaudited	2006 Jan – Dec audited

OPERATING ACTIVITIES
Net income / (loss)	89,566	17,343	142,875	45,288	71,673
Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation and amortisation	14,601	13,669	29,710	26,990	56,822
Gain on disposal of vessels/newbuildings	-	-	(41,088)	-	-
Amortisation of deferred charges	414	383	865	741	1,644
Income attributable to minority interests	2,168	2,501	3,928	4,551	7,049
Gain on disposal of investment	(73,552)	-	(73,552)	-	-
Undistributed net earnings of non-consolidated investee	2,362	1,095	(11,383)	(4,465)	(15,809)
Drydocking expenditure	(7,438)	(349)	(13,655)	(650)	(5,864)
Stock-based compensation	1,674	1,029	2,291	1,349	2,790
Change in market value of equity, interest rate and currency derivatives	(18,629)	(15,824)	(17,499)	(28,091)	(26,156)
Interest element included in capital lease obligations	961	1,302	1,908	3,266	5,067
Unrealised foreign exchange loss / (gain)	2,954	5,594	3,126	7,351	17,644
Change in operating assets and liabilities	(5,510)	(7,938)	(4,461)	(1,633)	2,359
Net cash provided by operating activities	9,571	18,805	23,065	54,697	117,219

INVESTING ACTIVITIES
Additions to newbuildings	-	(119,052)	(1,103)	(223,574)	(240,906)
Additions to vessels and equipment	(4,506)	(8,183)	(6,926)	(9,193)	(16,673)
Disposals of new buildings/vessels	-	-	92,618	-	-
Long-term restricted cash	(548)	1,122	3,018	1,144	5,064
Purchase of unlisted investments	-	-	-	(500)	(5,501)
Purchase of marketable securities	-	(10,386)	-	(10,386)	(10,386)
Proceeds from disposal of marketable securities	171,595	2,248	171,595	2,248	2,248
Short-term restricted cash and investments	13,406	(2,363)	25	1,902	(2,839)
Proceeds from termination of equity swap	7,974	-	7,974	-	-
Net cash used in investing activities	187,921	(136,614)	267,201	(238,359)	(268,993)

FINANCING ACTIVITIES
Proceeds from long-term debt	-	120,000	-	120,000	120,000
Proceeds from long-term capital lease obligation	-	-	-	102,983	102,983
Repayments of long-term capital lease obligation	(1,227)	(1,098)	(2,345)	(1,556)	(3,860)
Repayments of long-term debt	(23,749)	(21,066)	(36,753)	(33,094)	(69,390)
Financing costs paid	-	(1,353)	-	(1,366)	(1,370)
Cash dividends paid	(32,814)	-	(65,662)	-	-
Dividends paid to minority shareholders	-	-	-	-	(2,200)
Payments to repurchase equity	(22,823)	-	(22,823)	-	-
Proceeds from issuance of equity	326	-	326	-	-
Net cash provided by financing activities	(80,287)	96,483	(127,257)	186,967	146,163

Net (decrease) / increase in cash and cash equivalents	117,205	(21,326)	163,009	3,305	(5,611)
Cash and cash equivalents at beginning of period	102,420	86,858	56,616	62,227	62,227
Cash and cash equivalents at end of period	219,625	65,532	219,625	65,532	56,616

Notes

1.
The financial information included in this interim report has been derived from information prepared by the Company in accordance with accounting principles generally accepted in the United States of America.

2.
The number of shares outstanding as of June 30, 2007 was 64,345,700 (March 31, 2007: 65,562,000). The weighted average number of shares outstanding for the second quarter and first half of 2007 were 65,412,502 and 65,486,838 respectively, and was 65,567,616 for the twelve months ended December 31, 2006.

3.
The comparative financial information for the year 31 December 2006 reflects adjustments from the Company’s previously reported results for that period, which relate to the Company’s equity in net earnings of Korea Line Corporation. The adjustments decrease the reported net income for the year 31 December 2006 by $4.3 million, or on an earnings per share basis by $0.07. The adjustments decrease both the investment in Korea Line Corporation and Shareholders Equity at 31 December 2006 by $8.9 million.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Golar LNG Limited
(Registrant)

Date:	January 4, 2008	By:	/s/ Graham Robjohns
Graham Robjohns
Chief Financial Officer

SK 03849 0004 843139 v2